Exhibit 99.21
The business combination is made for the shares of IsoTis SA, a Swiss corporation, that are listed on SWX Swiss Exchange, Euronext Amsterdam N.V. and the Toronto Stock Exchange. The business combination is subject to the disclosure requirements of Switzerland, which requirements are different from those of the United States. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis SA otherwise than pursuant to the business combination, such as in open market or privately negotiated purchases.

(English Translation)
NOTICE of the Extraordinary General Meeting of the Shareholders of ISOTIS SA
Monday July 23, 2007 at 9.00 am until approx. 9.30 am, Hotel Alpha-Palmiers,
Rue du Petit-Chêne 34, 1003 Lausanne/Switzerland
Sole Item on the Agenda: Merger of ISOTIS SA and IsoTis International SA. The minority Shareholders of ISOTIS SA shall receive a compensation of one (1) share in IsoTis, Inc., for every ten (10) shares in ISOTIS SA. The Board of Directors proposes to the Shareholders that they approve the merger contract dated June 12, 2007, between ISOTIS SA (transferring entity) and IsoTis International SA (receiving entity) and IsoTis, Inc. IsoTis, Inc., holding more than 90% of the shares in ISOTIS SA has resolved to vote in favour of this proposal.
Right to Inspect: The merger documents (Art. 16 Merger Act) are available for inspection by the Shareholders as of June 19, 2007 in the offices of the two companies. Shareholders may request to receive copies of these documents.
Admission cards: Shareholders registered in the share register no later than July 18, 2007, (inclusive) receive this notice by mail. The share register will be closed and no transfer of shares will be recorded from July 19, 2007, until July 23, 2007 (inclusive). The shares transferred during this period will have no voting rights. The answer form may be returned no later than July 19, 2007 (receipt by ISOTIS SA).
Representation/Proxy: A Shareholder can be represented by: a) Corporate proxy, who will vote in favour of the proposals put forward by the Board of Directors; b) the independent proxy holder, Mr. Olivier Righetti, attorney-at-law, rue de Bourg 8, P.O. Box 7248, 1002 Lausanne, who will vote — unless instructed otherwise in writing — in favour of the proposals put forward by the Board; c) another Shareholder or a third party.
Portfolio representatives (Article 689d CO) are requested to notify the Company no later than July 23, 2007, at 8.45 am of the number of shares they represent.
Procedure for North American and Dutch Shareholders: Only Shareholders who are recorded in the share register may attend and/or vote at the Extraordinary General Meeting. The Company has established a procedure by which Shareholders located in North America or The Netherlands who have not registered their shares yet may vote at the Extraordinary General Meeting. If a shareholder holds his shares in ISOTIS SA through a stockbroker, a financial intermediary or a bank and has not registered them, he must follow these procedures if he wishes to vote at the Extraordinary General Meeting: the stockbroker, financial intermediary or bank through which he holds his shares must provide to ISOTIS SA, no later than July 19, 2007 (receipt by ISOTIS SA): i) name, address and the number of his shares and ii) a confirmation that they will not permit the transfer of ownership of such shares until after the conclusion of the Extraordinary General Meeting. Subject to ISOTIS SA being provided with the above information as to the identity of the Shareholder and the confirmation that no transfer of such shares will be made, the identified Shareholders will be entitled to either attend the Extraordinary General Meeting or appoint as proxy the Corporate proxy, the Independent proxy, another Shareholder or a third party.

Lausanne, June 18, 2007	ISOTIS SA, Board of Directors